FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2010

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Registrant’s report on Forms 053 filed with the Israeli Securities Authority regarding the Registrant's policies pertaining to (i) determining materiality with respect to whether the Registrant is required to file an immediate report in the case of an event or matter not within the Registrant's ordinary course of business and (ii) classification of related party transactions as negligible transactions, all in accordance with applicable Israeli law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By: /s/Yaron Elad
Yaron Elad
CFO

Dated: January 14, 2009

Report on Form 053 Filed with the Israeli Securities Authority

Company policy on determining materiality with respect to whether the company is required to file an immediate report in the case of an event or matter not within the Company's ordinary course of business

Below is the policy to determine whether a specific event or matter affecting the Company and/or a company held by it ("Event") is material to the Company in terms of the requirement to file an immediate report pursuant to Section 36 of the Securities Regulations (Periodic and Immediate Statements), 5730 – 1970. These guidelines and rules were determined according to the nature of the Company as a holding company. The rules are set out below:

Quantitative examination

1.	The materiality of each Event shall be calculated using the relevant criteria from the following, measured with reference to the Company’s consolidated financial statements:

A. Percentage of assets - the assets purchased or sold divided by total assets of the Company;

B. Percentage of total revenue - the revenues or actual or forecasted losses related to the Event divided by the average annual amount calculated according to the profit or loss (in absolute terms) over the past 12 quarters for which reviewed or audited financial statements were issued;

C.  Percentage of equity - increase or decrease in the Company’s equity divided by equity prior to the Event;

D. Ratio of liability to equity - the liability being the subject of the Event divided by the Company’s total equity prior to the event.

2.
Without derogating from the need to decide for each Event, the materiality of which is being evaluated, which of the criteria stipulated in Section 1 above, are relevant, the following criteria will be considered relevant for the transactions identified: A. Purchase of assets - percentage of total assets; B. Sale of assets - percentage of gross profit, percentage of total assets; C. Taking a loan - ratio of liability to equity.

3.	In the absence of special qualitative considerations as discussed below, an Event shall be considered to be material if one of the relevant criteria exceeds 10%.

4.	In the absence of qualitative considerations, an Event will be deemed not material if all the relevant criteria are less than 5%.

5.	Events that are not classified under Sections 3 or 4 may be considered material and must be reviewed in qualitative terms with all of the relevant information and circumstances.

6.
In examining the materiality of an Event that is supposed to take place in the future, the probability of the Event materializing is to be determined as well as the expected importance and impact of the Event should it materialize.

7.
If dealing with an Event relating to a subsidiary or affiliate of the Company ("Investee Company"), the impact of the Event on the Company's relative share in the Event is to be examined, in other words, relative to the Company's percentage holding in the Investee Company, using the aforementioned materiality tests.

8.
If the Event is not an investment in securities, such as an engagement through financing agreements, engagement through agreements for the receipt of services and the like, the implications of the Event on the Company must also be examined in terms of other relevant accounting items related to the nature of the subject Event.

Qualitative examination

The materiality of each Event will be examined in qualitative terms as well. The qualitative examination may differ from the findings of the quantitative examination of whether or not the Event is material. As part of the qualitative examination of the materiality of the Event, meaning and implications for the Company may be considered with respect to one or more of the following:

1.
The Event involves material opportunities or risks and exposures. When examining this aspect, it is important to consider whether and to what extent the risk involved in the Event was not reflected in risk factors included in the Company’s previous public reports. The question of whether the Event is the realization of a risk factor reported to the public of investors prior to the occurrence of the Event is to be considered as well.

2.	As part of the Event, the Company enters a new and important area of activity or exits an existing important area of activity;

3.
The disclosure of the Event may bring about, with reasonable certainty and based on past experience, and based on the evaluation models generally used by investors and analysts, a significant change in the price of the Company's securities;

4.	The Event may have a special impact on the Company's financial statements such as the reclassification of specific items, etc.;

5.
The Event may impact on the Company's compliance with significant regulatory requirements, significant financial standards that may cause significant difficulty for the Company, or other significant contractual requirements;

6.	The Event may significantly influence analysts and/or investors when they analyze the Company's activity and results;

7.	The Event is perceived as a significant Event by Company management and used as the basis for making management decisions.

Without derogating from the generality of the foregoing:

1.
If a company that holds a company is required to file an immediate report on an Event or matter at the Company or its Investee Company, the Company shall also file an immediate report on the same Event or matter, even if the aforementioned quantitative rules do not apply.

2.
With respect to lawsuits (including class action suits) - in an Event regarding the filing of a lawsuit, including a class action, against the Company or its Investee Company, the materiality of the Event shall be examined as follows: A. Quantitative review - will be conducted according to the amount of the claim or class action, multiplied by the Company's percentage holding in the company being sued, if this relates to an Investee Company, be it an affiliate or consolidated company. If there is an assessment as to the chances of success when materiality is being examined, these chances shall be considered and the expectancy of the claim from the Company's perspective will be calculated. The relevant quantitative criterion to examine the materiality of the lawsuits will be the percentage of total revenue. The percentage received after performing the calculation will be examined in light of the regular quantitative review procedures specified in Section 1 above. B. Qualitative examination - the question of whether the filing of the claim or the threat of a lawsuit has a significant impact on all the information used in investment decisions by the public of investors for the Company's securities will be examined. In this criteria, relevant considerations such as the following will be taken into account: the identity of the plaintiff; group of plaintiffs; the anticipated effects should the claim be certified as a class action and if it is accepted by court; the existence of similar lawsuits against the company being sued about similar material and the extent of the impact of the additional claim on all the information in the possession of investors; the reference to the class action in the Company's financial statements.

3.
With respect to administrative or criminal proceedings - in an Event relating to a criminal investigation conducted by enforcement agencies, the Israel Securities Authority or other regulatory authority against the Company and/or any of its officers about a matter significant to the Company and with respect to Events regarding a criminal and/or administrative proceeding against the Company and/or its officers on a matter significant to the Company, the qualitative examination of materiality will be given additional weight, and specifically, the manner in which the Event may impact  investors and/or analysts when they analyze the Company's activities and results and how investors relate to the manner in which the Company and/or its officers conduct the Company's business.

Report on Form 053 Filed with the Israeli Securities Authority

Classification of Related Party Transactions as negligible transactions

Below is the policy determining guidelines and rules for the classification of a transaction by the Company or of a consolidated company with a related party or with a party with whom the controlling shareholder in the Company has a personal interest in the transaction which is negligible, as stipulated in Section 41(A)(6)(1) of the Securities Regulations (Preparation of Annual Financial Statements), 5770 - 2009 (hereinafter, "Financial Statements Regulations"). These rules and guidelines will also be used to examine the extent of disclosure in the Company's periodic report and prospectus (including shelf prospectus reports) regarding a transaction by the Company, a corporation under its control and any affiliated company, with the controlling shareholder or in which the controlling shareholder has a personal interest in the approval, as stipulated in Section 22 of the Securities Regulations (Periodic and Immediate Reports), 5730 - 1970 (hereinafter, "Periodic Reports Regulations") and in Section 54 of the Securities Regulations (Details, Structure and Form of Prospectus and Draft Prospectus), 5729 - 1969 (hereinafter, "Details of Prospectus Regulations"), and in examining the need to file an immediate report in respect of said transaction of the Company, as stipulated in Regulation 37a(6) of the Period Reports Regulations  (the types of transactions stipulated in the Financial Statements Regulations, Periodic Reports Regulations and Details of Prospectus Regulations (hereinafter, "Related Party Transactions").

In the ordinary course of its business, the Company and its consolidated and affiliated companies conduct or may conduct transactions with related parties, and they have or may have commitments to conduct said transactions, including transactions of the types and with the characteristics set out below: Transactions for the receipt of banking and financial services from banks and financial institutions (including management of funds contributed by employers and employees to provident funds and further education funds); transactions for the purchase or sale of products and services (such as communications products and services, food products, paper products, tourism services, elementary insurances, vehicle leasing services, legal services); transactions for the lease of real estate assets.

In the absence of any special qualitative considerations given the specific circumstances, a transaction that is not extraordinary (in other words - it is conducted in the ordinary course of its business, under market conditions, and does not have a material impact on the Company), it will be considered a negligible transaction, if the relevant criteria calculated for the transaction (one or more, as set out below) is less than one percent (1%) of the Company's equity according to the Company's last consolidated financial statements.

In any Related Party Transaction that has been evaluated and classified as a transaction that is not material, the relevant criteria shall be calculated as follows: (A) In the purchase of a fixed asset ("asset that is not a current asset") - the size of the transaction; (B) In the sale of a fixed asset ("asset that is not a current asset") - the profit/loss from the transaction; (C) In the incurrence of a monetary liability - the size of the transaction; (D) In the purchase/sale of products (with the exception of a fixed asset) or services - the size of the transaction.

In cases which, according to the Company's discretion, all of the aforementioned quantitative criteria are irrelevant in determining whether the Related Party Transaction is not material, the transaction shall not be considered material based on other relevant criteria set by the Company, provided that the relevant criterion calculated for the transaction is lower than one percent (1%).